Exhibit 31.4

OFFICERS' CERTIFICATE

The undersigned, Marc Kilbride, Vice President and Treasurer, and Linda Geiger, Assistant Treasurer, of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”), hereby certify pursuant to Section 3.06 of the Transition Property Servicing Agreement, dated as of October 24, 2001, between CenterPoint Energy Transition Bond Company, LLC (formerly Reliant Energy Transition Bond Company LLC), as Issuer, and CenterPoint Houston, as Servicer (the “Agreement”) that

(i)	a review of the activities of the Servicer during the period January 1, 2011 through December 31, 2011 and of its performance under the Agreement has been made under our supervision, and

(ii)	to the best of our knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.

March 27, 2012	/s/ Marc Kilbride
Date	Marc Kilbride
Vice President and Treasurer

March 27, 2012	/s/ Linda Geiger
Date	Linda Geiger
Assistant Treasurer